Mail Stop 6010

September 12, 2006

Ms. Eva Chen
Chief Financial Officer
Siliconware Precision Industries Co., Ltd.
No. 123, Sec.3 Da Fong Road
Tantzu
Taichung, Taiwan, ROC

      Re: Siliconware Precision Industries Co., Ltd.
              Form 20-F for the Year Ended December 31, 2004
              File No. 000-30702

Dear Ms. Chen:

We have completed our review of your Form 20-F and related materials and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant